Exhibit 8.2

BEACON SOLUTIONS ENTERS INTO LOI TO ACQUIRE PC UNIVERSE

LOUISVILLE, KY; CINCINNATI, OH; COLUMBUS, OH; October 9, 2008. Beacon Enterprise Solutions Group, Inc. (OTCBB Stock Symbol: BEAC) today announced that it has entered into a Letter of Intent to acquire the business of PC Universe, Inc. subject to the negotiation and execution of Definitive Agreements.

PC Universe is a direct and online value-added reseller of information technology (IT) products and services. PC Universe’s web customers have access to over 250,000 product SKUs and services from over 700 manufacturers and provides professional technical services, such as networking design and installation. Since 1995, PC Universe has served the information technology needs of businesses of all sizes including federal, state and local government entities as well as educational institutions, both public and private. Per the company’s annual report for the year ended December 31, 2007, PC Universe generated approximately $34 million in revenue and a net loss of approximately $1.2 million.

“The opportunity to integrate the business of PC Universe into Beacon Solutions represents potential fixed cost savings and significant growth opportunities for both organizations,” commented Bruce Widener, CEO of Beacon Solutions.

“Upon completion, the transaction will add a significant procurement division with a thirteen year operating history and a large commercial customer base to the Beacon portfolio,” added Rick Mills, President of Beacon Solutions. “We intend to complete the integration quickly and expect to capitalize on the resulting cross-selling and revenue growth potential in 2009.”

“We look forward to continuing our long tradition of providing quality IT products and extraordinary service as part of Beacon Solutions,” said Tom Livia, Co-CEO of PC Universe.

“We believe the combination of PC Universe’s IT procurement capabilities and Beacon’s network design, IT/Telecom and application development services will greatly benefit the customers of both organizations,” added Gary Stern, Co-CEO of PC Universe.

Under the terms of the LOI, the purchase price will be paid via the issuance of up to 3,160,000 shares of Beacon Solutions common stock. The transaction is contingent upon the completion of mutual due diligence, the negotiation and execution of Definitive Agreements and procurement of appropriate financing. Additional information regarding PC Universe is available on the company’s website at www.pcuniverse.com and at www.sec.gov.

About PC Universe, Inc.:

PC Universe, Inc. operates as a direct and online value-added reseller (Online VAR) of name brand information technology (IT) products and services. PC Universe’s web customers have access to over 250,000 product SKUs and services from over 700 manufacturers, including desktops and servers, hard drives, ink and toners, monitors and LCDs, networking products, notebooks, printers and software products. The company also provides professional technical services, such as networking design and installation. PC Universe, Inc. is based in Boca Raton, Florida.

About Beacon Enterprise Solutions Group Inc.:

Beacon Solutions is a single source provider for voice and data system design, installation and service. Through an integrated team approach, Beacon offers customers everything to make their communications run, from telecom infrastructure design, to software development, to voice/data/security system integration, system installation and maintenance, in addition to long distance, VoIP and Internet access service. Beacon’s client roster includes state and local agencies, educational institutions, and over 4,000 companies ranging in size from mid-sized companies to the Fortune 500. While Beacon services customers globally, it is headquartered in Louisville, Ky., and has offices in Cincinnati and Columbus, Ohio; and Mangalore, India. Beacon is publicly traded (OTCBB Stock Symbol: BEAC). For more information, please visit www.askbeacon.com or contact the company at 502-657-3500 or investors@askbeacon.com.

This press release may contain “forward looking statements.” Expressions of future goals and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements may include, without limitation, statements about our market opportunity, strategies, competition, expected activities and expenditures as we pursue our business plan. Although we believe that the expectations reflected in any forward looking statements are reasonable, we cannot predict the effect that market conditions, customer acceptance of products, regulatory issues, competitive factors, or other business circumstances and factors described in our filings with the Securities and Exchange Commission may have on our results. The company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this press release.

MORE INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Assuming the negotiation and execution of definitive documents, the proposed transaction is expected to be submitted to the PC Universe shareholders for their consideration. Beacon will then file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of PC Universe that also constitutes a prospectus of Beacon, and PC Universe will mail the proxy statement-prospectus to its shareholders.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SECURITY HOLDERS OF PC UNIVERSE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Beacon through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Beacon’s or PCUV at the following addresses:

Beacon Enterprise Solutions Group, Inc., 124 N. First Street, Louisville, KY 40202

PC Universe, Inc., 504 NW 77th Street, Boca Raton, Florida 33487

Beacon and PC Universe and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from PC Universe shareholders in connection with the proposed transaction. Information about Beacon’s directors and executive officers and their ownership of Beacon common stock is contained in the Current Report on Form 8-K filed on December 28, 2007 and all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 28, 2007. Information about PC Universe’s directors and executive officers and their ownership of PC Universe common stock is contained in the definitive proxy statement for PC Universe’s 2008 annual meeting of shareholders, as filed by PC Universe with the SEC on Schedule 14A on April 25, 2008. You may obtain a free copy of these documents by contacting Beacon or PC Universe at the contact information provided above. The proxy statement-prospectus for the proposed transaction will provide more information about participants in the solicitation of proxies from PC Universe shareholders.

Source: Beacon Enterprise Solutions Group, Inc.
Contact: Kimberly Cyrus, 502-657-3491, kimberly.cyrus@askbeacon.com

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